UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 6, 2019 (May 5, 2019)

AMPLIFY ENERGY CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35364	82-1326219
(State or other jurisdiction	(Commission	(I.R.S. Employer
of Incorporation or Organization)	File Number)	Identification No.)

500 Dallas Street, Suite 1700 Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 490-8900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On May 5, 2019, Amplify Energy Corp., a Delaware corporation (the “Company” or “Amplify”), Midstates Petroleum Company, Inc., a Delaware corporation (“Midstates”), and Midstates Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Midstates (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will merge with and into Merger Sub, with the Company surviving the Merger as a wholly owned subsidiary of Midstates (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of capital stock of Amplify (other than shares held by Midstates and shares held by any holder who properly exercises and perfects appraisal rights in respect of such shares) will automatically be converted into the right to receive 0.933 shares of Midstates common stock (the “Exchange Ratio”). Following the closing of the Merger, current Amplify and Midstates stockholders will each own 50% of the outstanding stock of the combined company.

The Amplify board of directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of Amplify and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved the execution and delivery by Amplify of the Merger Agreement, the performance by Amplify of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein, (iv) directed that the Merger Agreement be submitted to the holders of Amplify common stock at a stockholders’ meeting to approve its adoption and (v) resolved to recommend that the holders of Amplify common stock approve the adoption of the Merger Agreement.

Amplify and Midstates intend that, for U.S. federal (and applicable state and local) income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Following completion of the Merger, the combined company will be renamed Amplify Energy Corp. and will be headquartered in Houston, Texas. It will trade on the New York Stock Exchange under the symbol “AMPY.”

Treatment of Amplify Equity Awards

The Merger Agreement provides that: (i) all outstanding Amplify stock options, whether vested or unvested, will automatically by converted into Midstates stock options, at an exercise price adjusted after taking into effect the Exchange Ratio, (ii) all outstanding Amplify time-vesting restricted stock units (“RSUs”) will become fully vested at the Effective Time and be converted into Midstates RSUs and (iii) all Amplify performance-vesting RSUs (“PSUs”) will become fully vested at the Effective Time with performance vesting conditions to be determined based on the closing price of Amplify common stock on the trading date prior to the closing of the Merger, with each award to be converted into awards on a number of shares of Midstates common stock calculated based on the Exchange Ratio. Notwithstanding the foregoing, Amplify has sought and received waivers from certain directors and members of Amplify senior management, waiving the acceleration of vesting of Amplify TSUs and PSUs in connection with the Merger and may seek additional waivers from all holders of Amplify TSUs and PSUs prior to the closing of the Merger. For more information, see “Waiver of Accelerated Vesting of Restricted Stock Units” under Item 5.02 below.

Treatment of Midstates Equity Awards

The Merger Agreement provides that the Merger will be deemed to constitute a change in control for the purposes of the Midstates equity-based incentive plans. Furthermore, the Merger Agreement provides that: (i) all outstanding Midstates restricted stock units held by Midstates directors will become fully vested at the Effective Time; and (ii) all outstanding Midstates restricted stock units and stock options held by Midstates employees would become fully vested upon a termination without “cause” as defined in the Midstates 2016 Long Term Incentive Plan and individual award agreements (with performance-vesting determined in accordance with the applicable award agreements).

Governance

Upon the closing of the Merger, the board of directors of the combined company will consist of the following eight members: David M. Dunn, Christopher W. Hamm, Scott L. Hoffman, Randal T. Klein, Evan S. Lederman, Kenneth Mariani (chief executive officer), David H. Proman and Todd R. Snyder.

Conditions to the Merger

The completion of the Merger is subject to various customary closing conditions, including, among other things, (i) the receipt of approval of the issuance of shares of Midstates common stock to Amplify stockholders by the affirmative vote of at least a majority of the votes cast in person or represented by proxy at the Midstates stockholders’ meeting by the holders of Midstates common stock entitled to vote thereon, (ii) the receipt of approval of the adoption of the Merger Agreement by the affirmative vote of holders of at least a majority of the issued and outstanding shares of Amplify Common stock at the Amplify stockholders’ meeting, (iii) the effectiveness of a registration statement on Form S-4 that Midstates is obligated to file with the Securities and Exchange Commission (the “SEC”) in connection with the issuance of shares of Midstates common stock in the Merger, (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (v) the authorization for listing of shares of Midstates common stock to be issued in the Merger on the New York Stock Exchange.

No Solicitation

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Amplify and Midstates will be subject to certain restrictions on its ability to solicit alternative business combination proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative business combination proposals, subject to customary exceptions.

Termination Rights

The Merger Agreement provides each of Amplify and Midstates with certain termination rights including, among other things: (i) by Midstates or Amplify, if Amplify fails to obtain the requisite approval and adoption by its stockholders of the Merger Agreement or if Midstates fails to obtain the requisite approval of its stockholders for the issuance of shares of Midstates common stock to Amplify stockholders; (ii) by Amplify or Midstates, if the other party breaches or fails to perform any of its representations, warranties or covenants in the Merger Agreement and such breach cannot be or is not timely cured in accordance with the terms of the Merger Agreement and such breach or failure to perform would cause the applicable closing condition not to be satisfied; (iii) by Amplify, in the event the Midstates board of directors effects a Parent Change in Recommendation (as defined in the Merger Agreement) or if Midstates is in violation of the covenant to not solicit alternative business combination proposals from third parties; (iv) by Midstates, in the event the Amplify board of directors effects a Company Change in Recommendation (as defined in the Merger Agreement) or if Amplify is in violation of the covenant to not solicit alternative business combination proposals from third parties; or (v) by Amplify, if any Parent Designated Stockholder (as defined in the Merger Agreement) fails to deliver its voting and support agreement within one day of the signing of the Merger Agreement or by Midstates, if any Company Designated Stockholder (as defined in the Merger Agreement) fails to deliver its voting and support agreement within one business day of the signing of the Merger Agreement.

In the event that a Company Alternative Proposal (as defined in the Merger Agreement) is publicly announced or submitted to the Amplify board of directors, the Merger Agreement is terminated by Midstates in accordance with clause (i) or clause (ii) above, the Merger Agreement is terminated by either party as a result of the failure to close the Merger on or before November 5, 2019 (the “Outside Date”) or Amplify fails to obtain the requisite stockholder approval and Amplify enters into a definitive agreement with respect to, or consummates, a Company Alternative Proposal within 12 months after the date the Merger Agreement is terminated, Amplify will be required to pay Midstates a termination fee of $4,500,000. In the event that a Parent Alternative Proposal (as defined in the Merger Agreement) is publicly announced or submitted to the Midstates board of directors, the Merger Agreement is terminated by Amplify in accordance with clause (i) or clause (ii) above, the Merger Agreement is terminated by either party as a result of a failure to close the Merger on or before the Outside Date or Midstates fails to obtain the requisite stockholder approval and Midstates enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months after the date the Merger Agreement is terminated, Midstates will be required to pay Amplify a termination fee of $4,500,000. If the Merger Agreement in terminated by either party in accordance with clause (i) or clause (ii) above and the termination fee is not otherwise payable in accordance with the preceding sentence, then the non-terminating party will be required to reimburse the terminating party’s expenses incurred. In addition, if the Merger Agreement is terminated by either party in accordance with clause (iii) or clause (iv) above, the non-terminating party will be required to pay the termination fee. In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger has not been consummated on or prior to the Outside Date or if a governmental entity issues a final, non-appealable order or decree permanently restraining, enjoining or prohibiting the transactions contemplated by the Merger Agreement. The parties may also mutually agree to terminate the Merger Agreement.

If Amplify’s board of directors effects a Company Change in Recommendation, Amplify will, unless Midstates terminates the Merger Agreement, be required to submit the adoption of the Merger Agreement to a vote of Amplify stockholders at the Amplify stockholders’ meeting notwithstanding the Company Change in Recommendation. Similarly, if Midstates’ board of directors effects a Parent Change in Recommendation, Midstates will, unless Amplify terminates the Merger Agreement, be required to submit the issuance of Midstates common stock in connection with the Merger to a vote of Midstates stockholders at the Midstates stockholders’ meeting notwithstanding the Parent Change in Recommendation. Neither party is able to terminate the Merger Agreement in order to accept an alternative business combination proposal.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Merger Agreement also contains customary pre-closing covenants, including the obligations of Amplify and Midstates to conduct their respective businesses in the ordinary course of practice consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

The Merger Agreement contains representations and warranties that Midstates and Merger Sub, on the one hand, and Amplify, on the other hand, have made to one another as of specific dates. The representations and warranties contained in the Merger Agreement are qualified and subject to important limitations that were negotiated and agreed to by the parties to the Merger Agreement. Such representations and warranties were made solely for the benefit of another party or parties to the Merger Agreement and may have been negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than as statements of fact. In addition, the representations and warranties contained in the Merger Agreement are qualified by information exchanged by the parties to the Merger Agreement in confidential disclosure schedules. Accordingly, the foregoing description of the material provisions of the Merger Agreement or the representations and warranties contained in the Merger Agreement should not be relied on as statements of fact regarding the parties to the Merger Agreement. The Merger Agreement should not be read alone, but should instead be read in conjunction with other information regarding the Company or Midstates that is or will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Amplify and Midstates, as well as the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other documents that the Company or Midstates files or furnishes with the SEC.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Amplify entered into voting and support agreements (the “Voting Agreements”) with affiliates of Fir Tree Capital Management, LP (“Fir Tree”) and Avenue Energy Opportunities Partners, LLC (“Avenue”). Pursuant to the Voting Agreements, Fir Tree and Avenue have agreed to vote all of their shares of Midstates common stock in favor of the issuance of Midstates common stock in connection with the Merger and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Voting Agreements will terminate upon the earliest of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the occurrence of any material amendment to the Merger Agreement or any amendment to the Outside Date (as defined below) and (d) the mutual written agreement of the parties to the applicable Voting Agreement to terminate the applicable Voting Agreement. The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Voting Agreements, which are attached hereto as Exhibits 10.2 and 10.3.

First Amendment to Credit Agreement

On May 5, 2019, Amplify Energy Operating LLC (the “Borrower”), a wholly owned subsidiary of Amplify, entered into the First Amendment to Credit Agreement, among the Borrower, Amplify Acquisitionco Inc., Amplify, the guarantors party thereto, the lenders party thereto and Bank of Montreal, as administrative agent (the “First Amendment”).

The First Amendment amends the parties’ existing Credit Agreement, dated as of November 2, 2018 (the “New Revolving Credit Facility”) to, among other things: (i) modify certain defined terms in connection with the completion of the transactions contemplated by the Merger Agreement, including the Merger; (ii) allow certain structural changes for tax planning activities; and (iii) modify certain covenants in the New Revolving Credit Facility that restrict Amplify’s ability to take certain actions or engage in certain business such that, once the First Amendment is effective, the occurrence of such actions or business in connection with the Merger Agreement or completion of the transactions contemplated thereby, including the Merger, will not be so restricted.

Certain of the modifications to the New Revolving Credit Facility, including those permitting pre-Merger tax restrictions, became effective upon the signing of the First Amendment. The remaining modifications become effective concurrently with the consummation of the Merger, subject to certain closing conditions.

The First Amendment also contains customary representations, warranties and agreements of the Borrower and the guarantors. All other material terms and conditions of the New Revolving Credit Facility were unchanged by the First Amendment.

The foregoing description of the Merger, the Merger Agreement, the First Amendment and the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the First Amendment and the Voting Agreements, copies of which are attached hereto as Exhibit 2.1, 10.1, 10.2 and 10.3, respectively, and are incorporated into this report by reference in their entirety.

Item 5.02. Departure of Directors or Certain Officers: Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Waiver of Accelerated Vesting of Restricted Stock Units

Under the Amplify Energy Corp. Management Incentive Plan (the “MIP”) and the Amplify Energy Corp. 2017 Non-Employee Directors Compensation Plan (the “DCP”), the consummation of the Merger may constitute a change of control that would accelerate the vesting of certain time-vesting and performance-vesting RSUs granted under the MIP and the DCP.

On May 5, 2019, Amplify entered into a Waiver of Accelerated Vesting of RSUs (the “Waivers”) with each of Kenneth Mariani, Martyn Willsher, Polly Schott, Richard P. Smiley, Eric M. Willis, David M. Dunn and Christopher W. Hamm, pursuant to which Messrs. Mariani, Willsher, Smiley, Willis, Dunn and Hamm and Ms. Schott waived the acceleration of vesting of their TSUs and PSUs. The Company may enter into Waivers with all other holders of Amplify TSUs and PSUs prior to the closing of the Merger.

The foregoing description of the Waivers does not purport to be complete and is qualified in its entirety by reference to the Form of Waiver of Accelerated Vesting of RSUs, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2019.

Item 7.01. Regulation FD Disclosure.

On May 6, 2019, Amplify and Midstates issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement and the entry into the foregoing transactions. A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

On May 6, 2019, Amplify and Midstates provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

On May 6, 2019, Amplify and Midstates hosted a conference call with Amplify’s and Midstates’ investors. The transcript of the call is included as Exhibit 99.3 hereto.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K, including the exhibits hereto, include “forward-looking statements.” All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “outlook,” “continue,” the negative of such terms or other comparable terminology are intended to identify forward-looking statements. These statements include, but are not limited to, statements about the Company’s expectations of plans, goals, strategies (including measures to implement strategies), objectives and anticipated results with respect thereto. These statements address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as projections of results of operations, plans for growth, goals, future capital expenditures, competitive strengths, references to future intentions and other such references. These forward-looking statements involve risks and uncertainties and other factors that could cause the Company’s actual results or financial condition to differ materially from those expressed or implied by forward-looking statements. These include risks and uncertainties relating to, among other things: the Company’s results of evaluation and implementation of strategic alternatives; the Company’s efforts to reduce leverage; the Company’s level of indebtedness, including its ability to satisfy its debt obligations; the Company’s need to make accretive acquisitions or substantial capital expenditures to maintain its declining asset base, including the ability to make acquisitions on favorable terms or to integrate acquired properties; the Company’s ability to complete the Merger with Midstates; continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids; the Company’s ability to access funds on acceptable terms, if at all, because of the terms and conditions governing the Company’s indebtedness or otherwise; general political and economic conditions, globally and in the jurisdictions in which we operate, including the impact of legislation and governmental regulations, including those related to climate change and hydraulic fracturing; and changes in commodity prices and hedge positions and the risk that the Company’s hedging strategy may be ineffective or may reduce its income. Please read the Company’s filings with the Securities and Exchange Commission (the “SEC”), including “Risk Factors” in the Company’s Annual Report on Form 10-K, and if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are available on the Company’s Investor Relations website at http://investor.amplifyenergy.com/ or on the SEC’s website at http://www.sec.gov, for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. All forward-looking statements in this Current Report on Form 8-K are qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Midstates will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Amplify and Midstates. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Midstates. Midstates and the Company may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company. Investors and security holders may obtain a free copy of the joint proxy statement (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement, any registration statement/prospectus, and other relevant documents (when available) by (1) directing your written request to: 500 Dallas Street, Suite 1700, Houston, Texas 77002 or (2) contacting our Investor Relations department by telephone at (713) 588-8346. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at http://www.amplifyenergy.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2019 Annual Meeting of Stockholders, as filed with the SEC on April 5, 2019 and subsequent statements of changes in beneficial ownership on file with the

SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated May 5, 2019, by and among Amplify Energy Corp., Midstates Petroleum Company, Inc. and Midstates Holdings, Inc.*

10.1	First Amendment to Credit Agreement, dated May 5, 2019, by and among Amplify Energy Operating LLC, Amplify Acquisitionco Inc., Amplify Energy Corp., the guarantors party thereto, lenders party thereto and Bank of Montreal, as administrative agent

10.2	Voting and Support Agreement, dated May 5, 2019, by and among Amplify Energy Corp., FT SOF IV Holdings, LLC, FT SOF V Holdings, LLC and Fir Tree E&P Holdings III, LLC

10.3	Voting and Support Agreement, dated May 5, 2019, by and between Amplify Energy Corp. and Avenue Energy Opportunities Fund, L.P.

99.1	Press Release dated May 6, 2019

99.2	Investor Presentation, dated May 6, 2019

99.3	Transcript of Investor Call held on May 6, 2019

*	All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 6, 2019	AMPLIFY ENERGY CORP.

	By:	/s/ Martyn Willsher
		Name:	Martyn Willsher
		Title:	Senior Vice President and Chief Financial Officer